

Bombardier Recreational Products Inc.

Press release

BRP REPORTS FOURTH-QUARTER AND FULL-YEAR RESULTS FOR FY05

Highlights:

- **Fourth-quarter revenues decreased mainly due to an additional watercraft production push to align shipments with the retail business cycle and the impact of the strengthening of the Canadian dollar**

- **Revenues increased by $58M from $2,409M in FY04 to $2,467M in FY05 despite the unfavourable impact of the strengthening Canadian dollar by an amount of $152M**

- **Consolidated Adjusted EBITDA grew by 7% in FY05**

- **Finalised the repayment of its US$280M ($347M) Term Facility and issuance of a new US$50M ($62M) Term Facility on February 9, 2005**

- **Cost reduction initiatives well in place**

Valcourt, Québec, April 22, 2005 — Bombardier Recreational Products Inc., a privately-held company branded as "BRP," today reported consolidated revenues of $634.3 million for the fourth quarter ended January 31, 2005, a decrease of $91.9 million compared to consolidated revenues of $726.2 million for the combined three-month period ended January 31, 2004[1]. Fourth-quarter results stem from a lower number of units sold of approximately $88.0 million and the unfavourable impact of the strengthening of the Canadian dollar of approximately $24.0 million, offset in part by a better product and pricing mix of approximately $29.0 million. The decreased number of units sold is primarily due to a management decision to postpone the production and deliveries of watercraft from the fourth quarter of fiscal 2005 to the first quarter of fiscal 2006 to better align shipments with the retail business cycle, and due to lower sales of engines to motorcycle manufacturers.

Consolidated revenues for the year ended January 31, 2005 reached $2,467.0 million compared to $2,409.1 million reported for the combined year 2004[2], an increase of 2.4%.

---

[1] For comparison purposes, financial data of the Company for the 44-day period ended January 31, 2004 has been added to financial data of the Predecessor (Bombardier Inc.) for the 48-day period from November 1, 2003 to December 18, 2003, to arrive at a three-month combined period ended January 31, 2004. This period may be referred to herein as the "combined three-month period ended January 31, 2004" or "combined fourth quarter of 2004."

[2] For comparison purposes, financial data for the 44-day period ended January 31, 2004 has been added to financial data for the 321-day period ended December 18, 2003 to arrive at a 12-month combined period ended January 31, 2004. This period may be referred to herein as the "combined year ended January 31, 2004" or "combined year 2004."

Absent the impact of the strengthening of the Canadian dollar of approximately $152.0 million, consolidated revenues for fiscal 2005 would have increased by 8.7%. The growth in revenues is due primarily to increased sales in the Power Sports segment of approximately $134.0 million and a better product and pricing mix for both the Power Sports and Marine Engines segments totalling approximately $76.0 million. The increased number of units sold results from higher numbers of deliveries in snowmobiles, ATVs, and personal watercraft, partially offset by lower sales of engines to motorcycle manufacturers.

Consolidated gross profit reached $105.4 million, or 16.6%, for the three-month period ended January 31, 2005 compared to $85.9 million, or 11.8%, for the combined three-month period ended January 31, 2004. Favourable product and pricing mix of approximately $38.0 million were offset by a reduction in units sold of approximately $31.0 million and unfavourable foreign exchange rates. The gross profit for the combined three-month period ended January 31, 2004 was negatively impacted as a result of the purchase price allocation resulting in higher carrying values of inventories and therefore lower gross profit margin for an amount of $22.8 million.

Consolidated gross profit reached $422.1 million, or 17.1%, for the year ended January 31, 2005 compared to $423.6 million, or 17.6%, for the combined year ended January 31, 2004. Consolidated gross profit margins were primarily influenced by a favourable product and pricing mix of approximately $63.0 million, an increase in the number of units sold of approximately $26.0 million, and lower warranty costs of approximately $15.0 million, partially offset by an unfavourable impact from the strengthening of the Canadian dollar of approximately $96.0 million and increased amortisation expense of approximately $11.0 million.

During the fourth quarter of fiscal 2005, the Company recorded restructuring charges of $26.5 million related to an additional reduction of BRP's workforce, announced on November 9, 2004. Also, an impairment loss of $12.1 million for facilities to be disposed of by sale and a curtailment gain of $23.7 million related to the suspension of a Canadian defined benefit pension plan and the introduction of a defined contribution plan were recorded.

Financing costs totalled $60.4 million for the year ended January 31, 2005 compared to $13.5 million for the combined year ended January 31, 2004. The increase in financing costs results primarily from the impact of having a full year's interest expense on the debt issued as part of the acquisition. Also, during the fourth quarter of fiscal 2005, the Company expensed $12.9 million of deferred financing costs, as a result of repaying the Term Facilities.

Loss from continuing operations for the three-month period ended January 31, 2005 amounted to $20.6 million compared to $12.0 million for the combined three-month period ended January 31, 2004.

Income from continuing operations amounted to $19.3 million for fiscal 2005, an increase of $8.6 million compared to the combined year 2004.

"FY04/05 was a transition year. When you look at the structural changes we implemented, the cost reduction plan we introduced, and the adverse conditions we dealt with, such as the strengthening of the Canadian dollar and the increased in costs of raw materials, I am satisfied with the results our team achieved," said José Boisjoli, BRP's president and CEO. "We have been able to consolidate our leadership position in our traditional markets, which is a testimony

to our capacity to bring to market innovative products to the satisfaction of our customers,'' he added.

BRP operates in two segments: the **Power Sports segment** designs, develops, manufactures and sells snowmobiles, watercraft, all-terrain vehicles, sport boats and Rotax® engines; the **Marine Engines segment** designs, develops, manufactures and sells outboard engines.

Power Sports segment revenues reached $530.8 million for the three-month period ended January 31, 2005 as compared to $612.2 million for the combined three-month period ended January 31, 2004. The decrease was primarily caused by a reduction in the number of units sold of approximately $84.0 million due mainly to a management decision to postpone the production and deliveries of watercraft from the fourth quarter of fiscal 2005 to the first quarter of fiscal 2006 to better align shipments with the retail business cycle. It was also due to lower sales of engines to motorcycle manufacturers and the unfavourable impact of the strengthening of the Canadian dollar of approximately $18.0 million, partially offset by favourable pricing and product mix of approximately $29.0 million.

Power Sports segment revenues reached $1,951.3 million for the year ended January 31, 2005 compared to $1,888.5 million for the combined year ended January 31, 2004, an increase of 3.3%. The increase is due primarily to a higher number of units sold of approximately $134.0 million and to a favourable pricing and product mix of $62.0 million partially offset by the strengthening of the Canadian dollar of approximately $136.0 million.

The increase in the number of units sold resulted from a higher number of deliveries in snowmobiles, ATVs and watercraft, partially offset by lower sales of engines to motorcycle manufacturers. Higher number of deliveries in ATVs is mainly due to the popularity of the Outlander™ and MAX series and a manufacturing agreement with Deere & Company. Increased watercraft deliveries result from last fiscal year's decision to postpone watercraft production and align it with the retail season. The favourable impact of the watercraft production alignment in the latter part of fiscal 2004 was partially offset by the unfavourable impact of an additional adjustment of production and deliveries in the fourth quarter of fiscal 2005.

In the snowmobile market, the Lynx® and Ski-Doo® brands in Europe and in North America respectively continue to be number one in their markets mainly because of BRP's product performance and innovation and the strength of its dealer network. The REV® platform, introduced three years ago, created a new era in snowmobiling with the introduction of the driver-centred design, which changes the rider's position on the sled, improving manoeuvrability and comfort.

With regard to the watercraft market, BRP continues to strengthen its worldwide leadership position. *Boating Magazine* recognised the 2004 Sea-Doo® 3D® watercraft as the "Boat of the Year", *Motorboat Magazine* selected it as the "Best Watercraft of the Year" and finally, *WaterCraft World Magazine* chose the Sea-Doo® RXP™ model as the "Personal Watercraft of the Year*."* With the introduction of innovative products such as the Sea-Doo® RXT™ 215hp watercraft and additional riding modes on the Sea-Doo® 3D model in 2005, BRP expects to maintain its leadership position in this market.

As for ATVs, sales of the Outlander™ model and the MAX series continue to grow. In addition, the sport model, the DS650® X, won the Paris/Dakar Rally.

Marine Engines segment revenues were $117.9 million for the three-month period ended January 31, 2005 compared to $126.0 million for the combined three-month period ended January 31, 2004. The decrease in revenues is due to the unfavourable impact of the strengthening Canadian dollar in relation to the U.S. dollar and a reduction in units sold.

Marine Engines segment revenues remained relatively stable at $561.1 million for the year ended January 31, 2005 compared to $559.8 million for the combined year ended January 31, 2004. These results are primarily due to the favourable impact of a better product mix of $14.0 million, partially offset by the unfavourable impact of the strengthening of the Canadian dollar in relation to the US dollar of approximately $16.0 million. Increased deliveries in the international market were offset by a reduction in deliveries in the North American market mainly due to the impact of import duties, subsequently removed, on Japanese-manufactured engines sold in the United States.

Going forward, BRP will focus on the promotion of its Evinrude E-TEC engine technology. Since its introduction in 2003, Evinrude E-TEC has garnered numerous awards. In a ceremony held in Washington, DC on April 7, 2005, BRP received the prestigious "*Clean Air Excellence Award"* from the U.S. Environmental Protection Agency (EPA), for its innovative and environmentally friendlier Evinrude E-TEC two-stroke outboard engine technology. BRP thus became the first marine engine manufacturer to ever receive this award.

During the fourth quarter of fiscal 2005, the Company voluntarily repaid, without penalty, US$158.3 million (approximately $193.0 million) on the Term Facilities and shortly thereafter, on February 9, 2005, fully repaid the remaining outstanding balance of US$118.9 million ($147.2 million) on the Term Facilities. The US$280 million ($347.0 million) Term Facilities have been replaced by a new Term Facility of US$50 million ($62.0 million), under an amended and restated Senior Secured Credit Agreement, which will mature January 31, 2011.

EBITDA reached $196.6 million, an increase of $58.9 million or 42.8% compared to $137.7 million for the combined year ended January 31, 2004[1]. The increase in EBITDA for the year ended January 31, 2005 results mainly from the foreign exchange gain on long-term debt, increased margin and lower operating expenses. EBITDA was negatively impacted by restructuring charges, impairment loss on property, plant and equipment and curtailment gain on pension plan, all of which amounted to $14.9 million for the year ended January 31,2005. No such adjustment was required for the combined year ended January 31, 2004.

Consolidated Adjusted EBITDA reached $205.2 million, an increase of 7.2% compared to $191.5 million for fiscal year 2004. This increase of $13.7 million results mainly from a reduction in operating expenses.

On April 11, 2005, the Company announced that effective October 1, 2005, BRP will distribute its products in France directly through its own dealer network. France is the most important market in Europe for motorised recreational vehicles.

"I am pleased we have strengthened our balance sheet and, with our cost reduction plan well in place and our product line-up being the best in the industry, I am confident we have the proper tools to generate growth and increase profitability going forward," concluded José Boisjoli.

BRP, a privately-held company, is a world leader in the design, development, manufacturing, distribution and marketing of motorised recreational vehicles. Our portfolio of brands and products includes: Ski-Doo® and Lynx™ snowmobiles, Sea-Doo® watercraft and sport boats, Johnson® and Evinrude® outboard engines, direct injection technologies such as Evinrude E-TEC™, Bombardier* all-terrain vehicles (ATV), Rotax® engines and karts.

See attached unaudited consolidated balance sheets, consolidated statements of operations, and cash flows and schedules of consolidated adjusted EBITDA.

® ™ Trademark of Bombardier Recreational Products Inc. or its subsidiaries.
* Trademark of Bombardier Inc. used under license.

-30-

For information:

Pierre Pichette	Stéphanie Vaillancourt
Vice president,	Manager,
Communications and Public affairs	Financing and Investor relations
Tel: 450-532-5188	Tel: 514-732-7061
pierre.pichette@brp.com	stephanie.vaillancourt@brp.com
www.brp.com	

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(millions of Canadian dollars)	Three-month period ended January 31 2005	Combined three-month period ended January 31, 2004	Year ended January 31, 2005	Combined year ended January 31, 2004 [1]
Revenues	**$ 634.3**	$ 726.2	**$ 2,467.0**	$ 2,409.1
Cost of sales	**528.9**	640.3	**2,044.9**	1,985.5
Gross profit	**105.4**	85.9	**422.1**	423.6
Operating expenses				
Selling and marketing	**38.2**	38.0	**141.4**	161.6
Research and development	**28.8**	25.7	**108.1**	107.3
General and administrative	**35.3**	26.9	**127.9**	118.6
Other charges and (income)				
Restructuring charges	**26.5**	—	**26.5**	—
Impairment loss on property, plant and equipment	**12.1**	—	**12.1**	—
Curtailment gain on pension plan	**(23.7)**	—	**(23.7)**	—
Total operating expenses	**117.2**	90.6	**392.3**	387.5
Operating income (loss) from continuing operations	**(11.8)**	(4.7)	**29.8**	36.1
Other (income) and expenses				
Financing costs	**23.7**	8.1	**60.4**	13.5
Accretion in carrying value and loss on early redemption of preferred shares	**—**	0.5	**9.4**	0.5
Net loss on derivative financial instruments	**—**	4.5	**—**	4.5
Foreign exchange gain on long-term debt	**3.9**	(1.3)	**(46.7)**	(1.3)
Income (loss) from continuing operations before income taxes	**(39.4)**	(16.5)	**6.7**	18.9
Income tax expense (recovery)	**(18.8)**	(4.5)	**(12.6)**	8.2
Income (loss) from continuing operations	**(20.6)**	(12.0)	**19.3**	10.7
Income (loss) from discontinued operations, net of tax	**0.3**	2.3	**(3.3)**	2.0
Net income (loss)	**$ (20.3)**	$ (9.7)	**$ 16.0**	$ 12.7

[1] *For the ease of comparison purposes, financial data for the 44-day period ended January 31, 2004 has been added to financial data for the 321-day period ended December 18, 2003, to arrive at a 12-month combined period ended January 31, 2004. This period is referred to herein as the "combined year ended January 31, 2004."*

UNAUDITED SCHEDULES OF CONSOLIDATED ADJUSTED EBITDA

(millions of Canadian dollars)	Three-month period ended January 31, 2005	Combined three-month period ended January 31, 2004	Year ended January 31, 2005	Combined year ended January 31, 2004 [1]
Income (loss) from continuing operations	**$ (20.6)**	$ (12.0)	**$ 19.3**	$ 10.7
Interest expense and other	**23.7**	8.1	**60.4**	13.5
Accretion in carrying value and loss on early redemption of preferred shares	**—**	0.5	**9.4**	0.5
Income tax expense (recovery)	**(18.8)**	(4.5)	**(12.6)**	8.2
EBIT	**(15.7)**	(7.9)	**76.5**	32.9
Depreciation and amortisation	**27.6**	28.3	**120.1**	104.8
EBITDA	**11.9**	20.4	**196.6**	137.7
Adjustments:				
Impact of fair value increments of inventory on cost of sales	**—**	22.8	**9.3**	22.8
Impact of foreign exchange contracts acquired on acquisition	**6.5**	25.6	**25.2**	25.6
Loss on derivative financial instruments	**—**	7.7	**—**	7.7
Foreign exchange gain on long-term debt	**3.9**	(1.3)	**(46.7)**	(1.3)
Management fee	**0.6**	0.4	**2.9**	0.4
Restructuring charges	**26.5**	—	**26.5**	—
Impairment loss on property, plant & equipment	**12.1**	—	**12.1**	—
Curtailment gain on pension plan	**(23.7)**	—	**(23.7)**	—
Employee stock compensation	**0.5**	—	**2.3**	—
Loss on disposal of property, plant & equipment	**—**	0.7	**1.0**	1.0
Loss (gain) on disposal of assets held for sale	**—**	—	**(0.3)**	(2.4)
Consolidated Adjusted EBITDA	**$ 38.3**	$ 76.3	**$ 205.2**	$ 191.5

[1] *For the ease of comparison purposes, financial data for the 44-day period ended January 31, 2004 has been added to financial data for the 321-day period ended December 18, 2003, to arrive at a 12-month combined period ended January 31, 2004. This period is referred to herein as the "combined year ended January 31, 2004."*

UNAUDITED CONSOLIDATED BALANCE SHEETS

(millions of Canadian dollars)	January 31, 2005	January 31, 2004
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 150.3**	$ 196.2
Receivables	**112.7**	148.7
Inventories	**302.1**	331.3
Deferred income taxes	**62.4**	68.1
Other assets	**74.5**	97.1
Assets held for sale	**3.4**	27.5
Total current assets	**705.4**	868.9
Property, plant and equipment	**425.8**	490.3
Goodwill	**119.9**	117.6
Trademarks	**151.1**	151.1
Other intangible assets	**78.1**	90.7
Deferred income taxes	**13.4**	2.9
Other assets	**43.1**	64.5
Assets held for sale	**10.0**	35.1
	$ 1,546.8	$ 1,821.1
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current Liabilities		
Bank loans	**$ 12.3**	$ —
Accounts payable and accrued liabilities	**597.2**	640.5
Current portion of long-term debt	**147.2**	5.0
Deferred income taxes	**0.4**	0.3
Liabilities related to assets held for sale	**—**	12.3
Total current liabilities	**757.1**	658.1
Long-term debt	**249.5**	635.0
Deferred income taxes	**38.0**	43.0
Employee future benefits obligations	**122.2**	118.6
Redeemable preferred shares	**—**	43.2
Other long-term liabilities	**28.5**	30.9
Liabilities related to assets held for sale	**—**	3.3
Total liabilities	**1,195.3**	1,532.1
Shareholder's equity		
Share capital	**364.4**	304.5
Contributed surplus	**2.3**	—
Deficit	**(1.5)**	(17.5)
Cumulative translation adjustment	**(13.7)**	2.0
	351.5	289.0
	$ 1,546.8	$ 1,821.1

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of Canadian dollars)	Three-month period ended January 31, 2005	Combined three-month period ended January 31, 2004	Year ended January 31, 2005	Combined year ended January 31, 2004 [1]
Operating Activities				
Income (loss) from continuing operations	**$ (20.6)**	$ (12.0)	**$ 19.3**	$10.7
Non-Cash Items				
Depreciation and amortisation	**27.6**	28.3	**120.1**	104.8
Amortisation of deferred financial costs	**14.7**	0.8	**19.4**	0.8
Employee stock compensation	**0.4**	—	**2.3**	—
Deferred income taxes	**(9.1)**	(17.1)	**(19.9)**	(8.5)
Loss (gain) on disposal of property, plant and equipment	**—**	0.7	**1.0**	1.0
Loss (gain) on disposal of other assets	**—**	—	**(0.3)**	(2.4)
Employee future benefits	**—**	1.7	**—**	1.7
Change in fair value of derivative financial instruments	**—**	(7.1)	**—**	—
Accretion in carrying value and loss on early redemption of preferred shares	**—**	0.5	**9.4**	0.5
Unrealised gains on derivative financial instruments	**(0.8)**	(6.0)	**(1.6)**	(6.0)
Other charges and income	**8.4**	—	**8.4**	—
Deferred gain on forward foreign exchange contracts	**—**	7.4	**—**	7.4
Foreign exchange gain on long-term debt	**3.9**	(1.3)	**(46.7)**	(1.3)
Net change in non-cash working capital balances related to operations	**84.9**	100.6	**81.8**	(103.2)
Cash flows from operating activities	**109.4**	96.5	**193.2**	5.5
Investing Activities				
Additions to property, plant and equipment	**(34.5)**	(38.1)	**(70.1)**	(94.2)
Proceeds on disposal of property, plant and equipment	**—**	0.3	**1.3**	1.4
Proceeds on disposal of assets held for sale	**2.0**	—	**3.4**	4.1
Net proceeds related to the Utility Vehicles segment	**(0.8)**	—	**40.3**	—
Business acquisition, net of cash acquired	**(4.0)**	(757.2)	**(21.5)**	(757.2)
Cash acquired in acquisition	**—**	(140.2)	**—**	(140.2)
Other	**—**	5.0	**—**	(4.6)
Cash flows from investing activities	**(37.3)**	(930.2)	**(46.6)**	(990.7)
Financing Activities				
Increase in bank loan	**12.3**	—	**12.3**	—
Redemption of preferred shares	**—**	—	**(52.6)**	—
Net variation in advances (to) from related parties	**—**	(159.2)	**—**	(118.0)
Net contribution by (distribution to) Bombardier Inc.	**—**	253.5	**—**	367.8
Increase in capital stock	**0.3**	304.5	**59.9**	304.5
Issuance of long-term debt	**—**	640.0	**—**	640.0
Repayment of long-term debt	**(193.8)**	(1.3)	**(196.5)**	(2.1)
Other liabilities	**—**	(2.1)	**—**	—
Debt issuance costs	**(1.4)**	(46.1)	**(1.4)**	(46.1)
Other	**—**	(2.6)	**(2.7)**	(2.6)
Cash flows from financing activities	**(182.6)**	986.7	**(181.0)**	1,143.5
Effect of exchange rates changes on cash and cash equivalents	**9.7**	17.6	**(0.1)**	18.5
Cash flows from continuing operations	**(100.8)**	170.6	**(34.5)**	176.8
Cash flows from discontinued operations	**0.2**	(1.3)	**(11.4)**	(9.3)
Net increase (decrease) in cash and cash equivalents	**(100.6)**	169.3	**(45.9)**	167.5
Cash and cash equivalents beginning of year	**250.9**	26.9	**196.2**	28.7
Cash and cash equivalents at end of year	**$150.3**	$196.2	**$ 150.3**	$ 196.2
Supplemental information				
Cash paid for:				
Interest	**16.3**	3.4	**36.7**	5.8
Income taxes	**—**	4.7	**15.7**	7.0

[1] *For the ease of comparison purposes, financial data for the 44-day period ended January 31, 2004 has been added to financial data for the 321-day period ended December 18, 2003, to arrive at a 12-month combined period ended January 31, 2004. This period is referred to herein as the "combined year ended January 31, 2004."*